March 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Officer of Energy & Transportation

Washington, D.C. 20549

Attention: Ta Tanisha Meadows, Joel Parker, Kate Beukenkamp and Taylor Beech

Re:	WinVest (BVI) Ltd.

Xtribe (BVI) Ltd.

WinVest Acquisition Corp.

Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted December 16, 2024

CIK 0002036162

Ladies and Gentlemen:

On behalf of WinVest (BVI) Ltd. (“WinVest BVI”), WinVest Acquisition Corp. (the “SPAC”) and Xtribe (BVI) LTD. (“Xtribe BVI,” and together with the SPAC and WinVest BVI, the “Co-Registrants”), below is the response of WinVest BVI, the SPAC and Xtribe BVI to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 13, 2025, regarding WinVest BVI’s, the SPAC’s and Xtribe BVI’s Amendment No. 1 to Draft Registration Statement on Form F-4 (the “Registration Statement”) confidentially submitted to the Commission on December 16, 2024. In connection with this letter, an amendment to the Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of WinVest BVI, the SPAC and Xtribe BVI. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

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Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1.	We note your revised disclosure in response to prior comment 2. Please further revise to state whether this compensation and securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction. Refer to Item 1604(a)(3) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages vi, vii, 39, and 117 of the Amended Registration Statement accordingly.

Dilution, page 37

2.	Please revise your dilution tabular information to give effect to the 233,555 shares of stock redeemed in relation to the December 2024 extension meeting. In addition, please revise throughout your filing where you discuss dilution, share ownership, redemptions, etc. to give effect to the 233,555 shares of Public Stock certain public stockholders elected to redeem in relation to the December 2024 Extension Meeting.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 37 of the Amended Registration Statement accordingly to reflect total WinVest shares outstanding as of December 31, 2024, giving effect to the 233,555 shares of Public Stock redeemed in connection with the December 2024 Extension Meeting. The Co-Registrants have made similar revisions to all other disclosure in the Amended Registration Statement impacted by such redemptions.

3.	We note the inclusion of the PIPE Financing in your unaudited pro forma financial information on page 180, but you disclose it outside the dilution table as a potential source of dilution. Please explain why the PIPE Financing is treated differently in these two instances, since adjustments presented in compliance with Article 11 of Regulation S-X requires transaction adjustments to the pro forma financial information to be probable or consummated transactions.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 37 of the Amended Registration Statement accordingly to reflect the PIPE Financing as a potential source of dilution in the dilution table.

4.	Please expand your discussion under “Model and Methods Necessary to Understand the Tabular Disclosure” to explain why you do not believe the items disclosed outside the dilution table are probable.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 38 of the Amended Registration Statement accordingly to discuss why the items disclosed outside the dilution table either are not probable of occurring or reflect “the de-SPAC transaction itself.” The Co-Registrants concluded that each of (i) the issuance of Earnout Shares, (ii) the exercise of Public Warrants, (iii) the exercise of Private Placement Warrants, (iv) the conversion of the Convertible Promissory Note and (v) the conversion of the Convertible Extension Note are not probable of occurring. Further, the Co-Registrants believe the issuance of shares to Xtribe shareholders upon the consummation of the Business Combination should be considered “part of the de-SPAC transaction itself” and should therefore, in accordance with Item 1604(c) of Regulation S-K, be disclosed outside the dilution table.

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Company Valuation at each Redemption Level, page 37

5.	Please tell us and disclose how you calculated the valuation of New WINV under each redemption scenario. Refer to Item 1604(c)(1) of Regulation S-K and SEC Release No. 33-11265, including page 115.

Response: The Co-Registrants respectfully advise the Staff that, pursuant to the tabular disclosure included in the Amended Registration Statement, the valuation of New WINV under each redemption scenario was calculated by multiplying the “total shares after giving effect to potential sources of dilution and the de-SPAC transaction” under each redemption scenario by the IPO offering price of the WinVest Units of $10.00, resulting in valuations under each of the no additional redemption, 50% redemption, 75% redemption and maximum redemption scenarios of $133,483,540, $132,189,650, $131,542,705 and $130,895,760, respectively.

Proposal 2 - The Business Combination Proposal

Background of the Business Combination

Xtribe, page 108

6.	We note your response to prior comment 36. Please revise your disclosure to discuss the financing fee Chardan is entitled to receive from Xtribe in greater detail for sufficient context. For example, we note that it is anticipated to be a minimum of $500,000; however, it is not clear what the maximum may be or how this fee is calculated.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 108 of the Amended Registration Statement to clarify that the Xtribe Financing Fee has been set at $500,000.

7.	We note your response to prior comment 37, including the statement that “the implied equity value of approximately $141 million referenced in the joint press release dated May 9, 2024 should not be viewed as a valuation of New WINV but is a mathematical calculation based on certain assumptions, including the conversion of the aggregate maximum amount of conversion shares pursuant to the Business Combination Agreement.” Please revise your disclosure to briefly discuss why this mathematical calculation was determined to be the appropriate measure of consideration as opposed to other methodologies, including valuation methods in connection with the acquisition of Xtribe.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page v of the Amended Registration Statement accordingly.

8.	We note your response to prior comment 38 and reissue in part. As applicable, please also disclose whether the parties intend to provide any valuations or other material information about WinVest, Xtribe, or the Business Combination transaction to potential PIPE investors that are not expected to be disclosed publicly.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 110 of the Amended Registration Statement to disclose that the parties do not intend to provide any valuations or other material information about WinVest, Xtribe, or the Business Combination transaction to potential PIPE investors that are not expected to be disclosed publicly.

Benefits and Detriments of the Business Combination, page 119

9.	We note your response to prior comment 41. Please revise the table here to account for the PIPE Financing.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the table on page 119 of the Amended Registration Statement accordingly to account for the PIPE Financing.

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Anticipated Liquidity Position of New WINV, page 121

10.	We note your response to prior comment 26. For appropriate context, please further revise this section to make clear that the PIPE proceeds are not certain, you may not be successful in securing funds from the issuance of the PIPE Shares and the current status of the PIPE transaction, generally. We note that you disclose elsewhere that you are currently in the process of negotiating the PIPE transaction.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 121 of the Amended Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 178

11.	Please revise your pro forma information to give effect to the 233,555 shares of stock redeemed in relation to the December 2024 extension meeting as a transaction accounting adjustment.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the pro forma information in the Amended Registration Statement accordingly to give effect to such redemptions.

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 184

12.	Please tell us in detail how you derived the WinVest public stockholder shares of 1,258,999.

Response: The Co-Registrants respectfully advise the Staff that the 1,258,999 WinVest public stockholder shares of were comprised of (i) 492,333 redeemable shares of Public Stock outstanding as of September 30, 2024, and (ii) 766,666 shares to be issued to the holders of Rights following conversion upon consummation of the Business Combination in accordance with the applicable rights agreement. After giving effect to the redemption of 233,555 shares of Public Stock in connection with WinVest’s December 2024 Extension Meeting, the number of WinVest public stockholder shares would now equal 1,025,444, comprised of (i) 258,778 redeemable shares of Public Stock outstanding, and (ii) 766,666 shares to be issued to the holders of Rights following conversion upon consummation of the Business Combination in accordance with the applicable rights agreement.

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If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry, Esq.

cc:	Manish Jhunjhunwala, Director, WinVest (BVI) Ltd.
W. Bruce Newsome, Esq., Haynes and Boone LLP Giovanni Caruso, Esq., Loeb & Loeb, LLP

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